Exhibit 99.1

ARC Resources Ltd. Announces New Director Appointment

CALGARY, Nov. 6, 2013 /CNW/ - (TSX: ARX) ARC Resources Ltd. ("ARC") is pleased to announce the appointment of Mr. William Sembo to ARC's Board of Directors.  Mr. Sembo recently retired from his role as Vice Chairman at RBC Capital Markets. With approximately 40 years of industry experience, Mr. Sembo has spent the majority of his career in energy investment banking. He has expertise in investment banking, corporate credit and mergers and acquisitions. Prior to joining a predecessor firm of RBC Capital Markets in 1986, Mr. Sembo held Corporate Finance and Financial Planning positions with the Toronto-Dominion Bank and Asamera Inc., respectively.  Mr. Sembo has a Bachelor of Arts in Economics from the University of Calgary.  He brings extensive capital markets expertise as well as a broad base of corporate governance experience to ARC, having served as a director for both private and public boards as well as numerous not-for-profit organizations. Mr. Sembo currently serves as a director for two privately owned enterprises, OMERS Energy Services and CEDA International.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $9.8 billion. ARC expects 2013 oil and gas production to average 94,000 to 97,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's common shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Mac H. Van Wielingen
Chairman of the Board of Directors

SOURCE: ARC Resources Ltd.

%CIK: 0001029509

For further information:

For further information about ARC Resources Ltd., please visit our website www.arcresources.com or contact:

Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4 Avenue S.W.
Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 18:03e 06-NOV-13